# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ainos, Inc., CIK 0001014763
CUSIP: 00902F402
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0001641172-25-003929
Filed by CIK 0001859363
Persons authorized to receive notices and communications: Chun-Hsien Tsai, 14F., No. 61, Sec. 4,, New Taipei Boulevard, Xinzhuang District, New Taipei City, Taiwan (F5), 242, 886-37-581999

## Reporting persons
- Chun-Hsien Tsai (CIK 0001859363): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 0; shared voting power 410,372; sole dispositive power 410,372; shared dispositive power 0; aggregate amount beneficially owned 410,372 (7% of the class)
  Comment: The numbers in Rows 8, 9, and 11 represents beneficial ownership of 410,372 shares of common stock, $0.01 par value (the "Common Stock"), of Ainos, Inc., a Texas corporation (the "Issuer"), which are subject to a voting agreement between the Reporting Person and Ainos Inc., a Cayman Islands corporation ("Ainos KY"). For further details, please see Item 3 and Item 6.
  
  The percentage in Row 13 is based on the sum of (i) 4,812,634 shares of Common Stock outstanding as of November 13, 2025 as set forth in the Quarterly Report on Form 10-Q of the Issuer filed with the SEC on November 13, 2025 and (ii) 950,000 shares of Common Stock granted and vested on November 25, 2025 as special stock awards, which were approved by the shareholders of Ainos, Inc. on November 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Ainos, Inc.
Address of issuer's principal executive offices: 8880 RIO SAN DIEGO DRIVE, SUITE 800, SAN DIEGO, California (CA), 92108
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed with the Securities and Exchange Commission on April 11, 2025 (the "Schedule 13D"), and is filed by Chun-Hsien Tsai, with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Ainos, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 25, 2025, The Issuer granted 80,000 shares of Common Stock to the Reporting Person as special stock awards, all of which are fully vested.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the 80,000 shares of Common Stock as special stock awards.

Although the Reporting Person is the Chief Executive Officer, President, and Chairman of Board, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested is incorporated herein by reference to the cover pages to this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested is incorporated herein by reference to the cover pages to this Statement.
Transactions in the class effected during the past sixty days: The reporting person has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.
Other persons with the right to receive dividends or sale proceeds: The information in Item 2 is incorporated by reference into this Item 5(d).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Chun-Hsien Tsai: /s/ Chun-Hsien Tsai, Chun-Hsien Tsai (11/28/2025)